MY RACEHORSE CA LLC

2456 Fortune Dr., Suite 110

Lexington, KY 40509

May 28, 2025

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Kate Beukenkamp

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Filed May 2, 2025 File No. 024-12611

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A for My Racehorse CA LLC, a Nevada series limited liability company, be declared qualified by the Securities and Exchange Commission at 4:00 PM Eastern Time on Friday, May 30, 2025, or as soon thereafter as practicable.

Sincerely,

/s/ Michael Behrens

Chief Executive Officer of Experiential Squared, Inc.,

Manager of My Racehorse CA LLC

cc: Christopher L. Tinen, Esq.